

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 10, 2022

John Hartung
Chief Financial Officer
Chipotle Mexican Grill, Inc.
610 Newport Center Drive, Suite 1400
Newport Beach, CA 92660

> **Re: Chipotle Mexican Grill, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2021**
> **Filed February 11, 2022**
> **Item 2.02 Form 8-K dated February 8, 2022**
> **File No. 001-32731**

Dear Mr. Hartung:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2021

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 25

1. Please provide a comparable analysis of material changes in your cash flows from operating, investing, and financing activities between the periods presented. In your analysis, please explain the underlying reasons affecting the comparability of your cash flows. Refer to Item 303 of Regulation S-K.

Item 2.02 Form 8-K dated February 8, 2022

Exhibit 99.1

2. Please expand your disclosure to clarify how you determined the tax effect of non-GAAP adjustments in calculating the adjusted net income, adjusted diluted earnings per share,

and adjusted effective income tax rate non-GAAP measures in each reporting period presented. Refer to Question 102.11 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Suying Li at (202) 551-3335 or Rufus Decker at (202) 551-3769 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services